UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 29, 2026, titled “GeoPark Announces Acquisition of Frontera Energy’s Colombian E&P Assets to Create Leading Independent E&P Platform Across Colombia and Argentina”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ACQUISITION OF FRONTERA ENERGY’S COLOMBIAN E&P ASSETS TO CREATE LEADING INDEPENDENT E&P PLATFORM ACROSS COLOMBIA AND ARGENTINA

TRANSACTION DOUBLES GEOPARK’S PRODUCTION AND RESERVES, ENHANCES SCALE AND CASH FLOW GENERATION, AND STRENGTHENS CAPACITY TO FUND GROWTH IN VACA MUERTA

Bogota, Colombia – January 29, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announces that it has entered into a definitive agreement (the “Agreement”) with Frontera Energy Corporation (“Frontera Energy”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”) which consists exclusively of oil and gas exploration and production assets in Colombia, for a cash purchase price of US$375 million, subject to customary closing adjustments, and an additional payment of US$25 million contingent on the achievement of certain development milestones. The transaction does not include the acquisition of Frontera Energy Corporation (a publicly listed Canadian holding company) nor its infrastructure assets nor its exploration interests in Guyana.

The transaction creates a leading regional independent E&P platform across Colombia and Argentina, materially enhancing GeoPark’s scale, reserve base and cash-flow generation, while strengthening its capacity to fund disciplined growth through the cycle.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Today’s announcement marks an important milestone in GeoPark’s growth trajectory. After extensive discussions with Frontera Energy over the past year, we are pleased to have reached an agreement that adds Frontera’s Colombian assets to our portfolio, positioning GeoPark as the largest private operator in Colombia and creating a stronger and more resilient platform with greater scale, longer production plateaus and improved cash-flow durability, while continuing to fund our growth in Vaca Muerta. Beyond the financial and production metrics, this transaction enables a full-field development approach in assets such as Quifa and the broader Llanos portfolio, allowing us to extend plateau production, capture synergies and reinvest efficiently. This will support sustained production, reserves protection and increased investment activity that benefits the regions where we operate through jobs, royalties and taxes.”

STRATEGIC RATIONALE AND FINANCIAL HIGHLIGHTS

The transaction represents a pivotal step in GeoPark’s long-term strategy to build a stronger and more resilient independent E&P platform in Latin America. By materially increasing scale, reserves, production and cash-flow generation, the transaction establishes a clear pathway for sustained value creation through disciplined growth, integration and portfolio optimization, including enabling GeoPark to fully unlock the value of its Vaca Muerta assets in Argentina.

GeoPark has decades of operating experience in Colombia, deep local technical and operational expertise, and long-standing relationships with regulators, partners, contractors and host communities. This local presence and track record underpin GeoPark’s ability to integrate and operate the combined assets efficiently, safely and responsibly, while maximizing value creation through disciplined execution.

The transaction enables a full-field development approach for the acquired assets — particularly the Quifa field and the other Llanos Basin blocks — supporting a higher and more sustained level of drilling, workovers, facilities expansion and water-management projects. GeoPark’s proven experience in managing mature, complex assets in the Llanos basin and other basins adjacent to it provides a strong foundation to protect and extend reserves, moderate natural decline, and sustain production over time.

The resulting increase in development activity is expected to translate into higher long-term production, royalties, taxes and local employment, strengthening the contribution of these assets to Colombia’s energy supply chain and regional economies. At the same time, it reinforces GeoPark’s role as a responsible, long-term operator, well positioned to steward these assets through the next phase of their development while delivering value to shareholders and stakeholders alike.

The transaction is expected to provide:

Enhanced Scale, Cash-Flow Generation and Capacity to Fund Growth

•	Pro forma production is expected to exceed 90,000 boepd by 2028, with EBITDA[1] of approximately US$950 million, doubling GeoPark’s previously announced 2028 standalone outlook of 44,000–46,000 boepd and US$490–520 million of EBITDA

•	Increased scale and diversification are expected to enhance cash flow generation, lowering the cash breakeven by approximately US$8 per barrel at current strip prices

•	The stronger and more stable cash flow base is expected to materially improve GeoPark’s capacity to fund its growth plans in Vaca Muerta, while maintaining its disciplined capital allocation

Transformational Reserves Growth

•	Immediate addition of approximately 99 mmboe of 1P Reserves and 147 mmboe of 2P Reserves[2]

•	The transaction more than doubles GeoPark’s consolidated 1P and 2P reserves, supporting sustained development activity and long-term cash flow visibility

Attractive Entry Valuation and Per-Share Accretion

•	The US$375 million payable at closing represents attractive entry metrics, including:

o	EV/1P Reserves: approximately US$6.1 per boe

o	EV/2P Reserves: approximately US$4.1 per boe

o	EV/EBITDA (2025E): approximately 2.0x

•	These metrics represent a discount to GeoPark’s current trading multiples, supporting immediate value creation for GeoPark’s shareholders

•	The metrics exclude the impact of synergies, further reserves additions, and potential exploration discoveries, all of which represent additional upside

•	On a per-share basis, the transaction is expected to be accretive to NAV and cash-flow metrics at current strip prices

Disciplined Balance Sheet with Clear Path to Deleveraging3

•	GeoPark expects consolidated 2026E pro forma net leverage at closing of approximately 2.0x EBITDA, supported by strong base cash flow generation from the combined portfolio

•	Continued free cash flow generation, immediate integration synergies and the ramp-up of GeoPark’s Vaca Muerta development are expected to drive deleveraging to approximately 1.4x net debt to EBITDA by 2028, with leverage falling below 1.0x thereafter

•	The transaction is expected to be consistent with GeoPark’s disciplined financial policy, supported by a clear deleveraging path, and to underpin its solid credit profile and robust capacity to service obligations to existing and new debtholders

1 The Company is unable to present a quantitative reconciliation of the expected EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since net leverage and net debt to EBITDA are calculated based on EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of net leverage and net debt to EBITDA.

2 Frontera Energy’s 2024 reserves certified by DeGolyer and MacNaughton Corp.

3 Net leverage calculations are based on the forward strip price curve as of January 26, 2026.

Synergies and Integration Upside

•	The combination is expected to deliver synergies reaching a recurring annual run-rate of US$30-50 million by 2027 and sustaining such savings over a period of approximately six years

•	GeoPark and Frontera Energy have agreed on a structured transition plan to maintain operational continuity through closing and to support timely integration and synergy capture once GeoPark assumes full control of the acquired assets

Optionality and Potential Upside

•	GeoPark retains meaningful upside optionality beyond the base business case and valuation assumptions underlying the transaction. These opportunities are not included in the transaction economics, forecasts or guidance, and include the following:

o	Quifa field: Potential to add up to 16 mmboe of incremental net 2P reserves, for which a development plan is already under discussion but is not assumed in the transaction

o	Cubiro block: Opportunity to unlock approximately 8 mmboe of P2 unrisked resources, with potential to unlock an additional 20–40 mmboe net mean risked resources through GeoPark’s operational execution

o	Gas and condensate exposure: Greater exposure to gas and condensate through the VIM-1 and El Dificil blocks, enhancing commodity diversification at a time of rising domestic gas prices in Colombia

TRANSACTION OVERVIEW

The total cash consideration consists of:

•	US$375 million payable at closing, subject to customary closing adjustments, and

•	An additional payment of US$25 million contingent on the achievement of certain development milestones

Pursuant to the Agreement, GeoPark will also assume Frontera Energy’s US$310 million unsecured notes (7.875% coupon, maturing in 2028), which will remain outstanding post-closing, and US$79 million net outstanding under a prepayment facility. The transaction implies an enterprise value of approximately US$600 million for the acquired assets, comprising the cash consideration and the assumption of existing debt, less Frontera International’s cash position.

The acquired portfolio comprises 17 upstream blocks in Colombia and provides a strong strategic fit with GeoPark’s existing asset base through a balanced combination of producing assets and exploration opportunities across two highly complementary core areas:

•	Lower Magdalena Basin: Material exposure to light oil and natural gas - anchored by the VIM-1 block, a growing condensate and gas asset with long contract life - enhancing GeoPark’s commodity mix, cash flow resilience and gas exposure at an attractive point in the cycle

•	Llanos Basin: Consolidation of GeoPark’s core Llanos operating hub, adding large-scale, long-life assets including the Quifa field and the CPE-6, Guatiquia and Cubiro blocks, creating a highly synergistic corridor with greater scale, infrastructure utilization and operating efficiency

In addition to the upstream asset portfolio, the transaction includes Frontera Energy’s integrated water management and environmental sustainability project, comprised of the SAARA (formerly Agrocascada) reverse osmosis water treatment facility and the ProAgrollanos palm oil plantation which benefits from irrigation from SAARA.

The transaction has an effective date of January 1, 2026, subject to regulatory approvals and customary closing conditions. The acquisition will be funded through a combination of cash on hand and committed sources of financing, including a prepayment facility with Vitol (up to US$500 million, US$330 million committed). No equity issuance is contemplated in the transaction.

The transaction includes customary termination fees under the definitive agreement, applicable in certain circumstances, consistent with transactions of this nature.

The Agreement has been unanimously approved by the Boards of Directors of both GeoPark and Frontera Energy, and support agreements have been entered into with Frontera Energy’s directors, officers and shareholders holding a majority of the voting power.

ADVISORS

BTG Pactual acted as exclusive M&A financial advisor to GeoPark in the transaction, while Cleary Gottlieb Steen & Hamilton, Bennett Jones, and CMS Rodríguez-Azuero served as legal counsels and FGS Global served as strategic communications advisor.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
boepd	Barrels of oil equivalent per day
mmboe	Millions of barrels of oil equivalent

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at  www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including our reserves, cash flow generation, royalties, taxes and employment, pro forma production, NAV accretion, exploration, estimated future revenues, EBITDA, pro forma net leverage, net debt to EBITDA, commercial, operational and administrative synergies, and closing of the transaction. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: January 30, 2026